                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:


                                TABLE OF CONTENTS

1. PRESS RELEASE DATED MAY 20, 2003. ANNOUNCEMENT REGARDING PARTIAL REVISION OF FY2003 SEMI-ANNUAL FINANCIAL RESULTS [REVISED] (NON-CONSOLIDATED).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: June 13, 2003

                                                                   June 13, 2003
                                            Toshima-ku, Minami Ikebukuro, 2-49-7
                                                              Crayfish Co., Ltd.
                                           President and Representative Director
                                                                 Kazuhiko Muraki
                                                            (Mothers Code: 4747)
                                                           (Nasdaq Ticker: CRFH)



     Announcement regarding partial revision of FY2003 Semi-Annual Financial
                      Results [Revised] (Non-consolidated)

Crayfish Co., Ltd. ("Crayfish" or "Company") announces the following revision to its FY2003 Semi-Annual Financial Results (Non-consolidated) ended March 31, 2003 of FY2003 as follows:

Reason for the revision

As announced in the press release on June 7, 2003, the defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, have reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000 on June 6, 2003 (Eastern Standard Time). Out of US$9,000,000, US$6,625,000 will be paid by the Company. Accordingly, the Company is recognizing a provision [in accordance with Japan GAAP] for settlement of JPY796,325 thousand yen accounted for as special losses for the six month period ended March 31, 2003 of FY 2003. Therefore, the Company has revised FY2003 Semi-Annual Financial Results (Non-consolidated) as announced on May 20, 2003. The revisions made are shown in Exhibit 1, and revised FY2003 Semi-Annual Financial Results is attached hereto in Exhibit 2. The summary of the litigation is as follows:

On and after September 8, 2000, class actions were filed in the United States District Court for the Southern District of New York against (i) the Company,
(ii) its CEO at the time, (iii) its underwriters Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co. and (iv) Hikari Tsushin, Inc. The complaints included allegations that, during the course of its March 8, 2000 public offering of American Depositary Shares, the Company violated U.S. securities law by making inaccurate and misleading statements. The complaints included related allegations against the other defendants based on U.S. securities law. Eleven class actions were initially filed. On

September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The Company negotiated with the plaintiffs and has received a copy of a memorandum of understanding regarding the class actions, signed by all parties to the litigation, from its litigation counsel on the morning of June 7, 2003 (Japan Time). The defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, have reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000. This settlement will not become final until approved by the court. The Company has entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged any claims alleged by the plaintiffs.

SAFE HARBOR

This release contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission and include, without limitation, (i) competition from other providers in the Japanese email and web-hosting market; (ii) Crayfish's limited operating history; (iii) failure to maintain the reliability and security of its services; (iv) Crayfish's ability to maintain and expand its customer base; (v) an unforeseen decline in earnings as a result of an unforeseen decline in Crayfish's customer base; (vi) an unforeseen change in the prices of the Company's services in response to changes in market demand for its services; (vii) an unforeseen decline in earnings as a result of corporate changes carried out by major shareholders of Crayfish;
(viii) an unforeseen change in the technology underlying its products and services; (ix) market acceptance of new products and services and (x) the outcome of class actions filed against the company including the acceptance by the court of a proposed settlement agreement.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

All figures are unaudited and prepared in accordance with accounting principles generally accepted in Japan for interim financial information.

EXHIBIT 1

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
   1         FY2003 Semi-Annual                1                 Y2003 Semi-Annual              FY2003 Semi-Annual
              Financial Result                                   Financial Result                Financial Result
                 [Revised]                                       (Non-consolidated )                [Revised]
             (Non-consolidated)                                                                 (Non-consolidated)
----------------------------------------------------------------------------------------------------------------------
   2                                 (1) Operating Results              327                           (468)
----------------------------------------------------------------------------------------------------------------------
   3                                 (1) Operating Results             -61.3                            --
----------------------------------------------------------------------------------------------------------------------
   4                                 (1) Operating Results            31,922.26                    (45,688.86)
----------------------------------------------------------------------------------------------------------------------
   5                                 (1) Operating Results            31,915.51                         --
----------------------------------------------------------------------------------------------------------------------
   6                                 (3) Financial position             17,072                       16,276
----------------------------------------------------------------------------------------------------------------------
   7                                 (3) Financial position             99.0%                        94.4%
----------------------------------------------------------------------------------------------------------------------
   8                                 (3) Financial position          1,662,685.34                1,585,131.29
----------------------------------------------------------------------------------------------------------------------
   9       3. BUSINESS OVERVIEW         (1) Overview of       In addition, net income        Due to the fact that
                                        business result       was JPY328 million in          the Company recognized
                                        (Oct. 1, 2002 to      current period in which        provision for settlement
                                        Mar. 31, 2003)        the Company again              accounted for in special
                                                              posted positive results.       losses, net loss in
                                                                                             current period was
                                                                                             JPY468 million.
----------------------------------------------------------------------------------------------------------------------
   10                                    (2) Financial               Net income              Allowance for settlement
                                      condition of FY2003
                                           1st half
                                         (Oct. 1, 2002
                                            through
                                        Mar. 31, 2003)
----------------------------------------------------------------------------------------------------------------------
   11                                        Table                     99.0%                          94.4%
----------------------------------------------------------------------------------------------------------------------

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
   12                                 Below (3) Business      The Company will not           Crayfish is listed on
                                     outlook for FY2003       disclose earning               the Tokyo Stock
                                     (Oct. 1, 2002            projections for FY 2003        Exchange Mothers in
                                     through Sep. 30,         (Oct. 1. 2002 through          Japan as well as on the
                                     2003)                    Sep. 30, 2003) due to          NASDAQ in the United
                                                              the following reason.          States, and is
                                                                In addition to its           therefore subject to
                                                              listing on the Tokyo           U.S. federal securities
                                                              Stock Exchange Mothers         law, which does not
                                                              in Japan, the Company          require the disclosure
                                                              is listed on the NASDAQ        of earnings
                                                              in the United States           projections.
                                                              and is subject to U.S.         Accordingly, the
                                                              federal securities             Company did not
                                                              law.  On September 8,          disclose earning
                                                              2000, the first of             projections for FY 2003
                                                              eleven related lawsuits        (Oct. 1. 2002 through
                                                              was filed against us in        Sep. 30, 2003) for the
                                                              the United States              following reason. On
                                                              District Court for the         September 8, 2000, the
                                                              Southern District of           first of eleven related
                                                              New York. The lawsuits         lawsuits was filed
                                                              include allegations            against us in the
                                                              that, in our March 8,          United States District
                                                              2000 public offering of        Court for the Southern
                                                              American Depositary            District of New York.
                                                              Shares, we failed to           The lawsuits include
                                                              disclose material facts        allegations that, in
                                                              about the decline in           our March 8, 2000
                                                              business of our                public offering of
                                                              principal shareholder          American Depositary
                                                              and former business            Shares, we failed to
                                                              partner, Hikari                disclose material facts
                                                              Tsushin. Under the             about the decline in
                                                              circumstances, out of          business of our
                                                              concern for any                principal shareholder
                                                              possible adverse affect        and former business
                                                              the release of earnings        partner, Hikari
                                                              projects might have on         Tsushin.
                                                              the ongoing class                  Under the
                                                              action lawsuit due to          circumstances, the
                                                              the inherent difficulty        Company was concerned
                                                              of accurately                  about the possible
                                                              forecasting future             adverse affects of
                                                              earnings, we have              earnings projections on
                                                              determined not to make         the ongoing class
                                                              earnings projections           action lawsuit, and
                                                              until the U.S. class           determined not to
                                                              action lawsuit is              release its earnings
                                                              concluded.  So as not          during the U.S. class
                                                              to negatively affect           action lawsuit. On

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
                                                              the conclusion of the          June 7, 2003, the
                                                              litigation, which if           defendants in the class
                                                              concluded in a manner          actions, Crayfish,
                                                              adverse to us could            Hikari Tsushin, Inc.,
                                                              have a material adverse        and Isao Matsushima,
                                                              effect on our business         the Company's CEO at
                                                              and financial                  the time of the
                                                              condition, the Company         Company's public
                                                              prefers not to make            offering, reached a
                                                              earning projections            settlement agreement
                                                              until the conclusion of        with the plaintiffs to
                                                              the litigation. The            settle all pending
                                                              Company expects to be          class actions for
                                                              able to disclose               US$9,000,000. The
                                                              earning projections            Company expects to be
                                                              after the ongoing class        able to disclose
                                                              action lawsuit is              earning projections in
                                                              settled.                       the near future.
----------------------------------------------------------------------------------------------------------------------
   13       4. Special                    LITAGATION          Although we intend to          On June 6, 2003, the
            description                                       vigorously defend              defendants in the class
            concerning the                                    against any class              actions, Crayfish,
            business outline,                                 actions that are               Hikari Tsushin, Inc.,
            etc.                                              properly brought               and Isao Matsushima,
                                                              against us, conclusion         the Company's CEO at
                                                              of the litigation in a         the time of the
                                                              manner adverse to us           Company's public
                                                              could have a material          offering, have reached
                                                              adverse effect on our          a settlement agreement
                                                              business and financial         with the plaintiffs to
                                                              condition.                     settle all pending
                                                                                             class actions for
                                                                                             US$9,000,000. The
                                                                                             settlement agreement is
                                                                                             subject to approval of
                                                                                             the court.
----------------------------------------------------------------------------------------------------------------------

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
   14       2. Semi-Annual               (Liabilties)                  (None)                Allowance for settlement
            Financial Statements
            (1) Semi-Annual
            Balance Sheets
----------------------------------------------------------------------------------------------------------------------
   15                                    (Liabilties)                  (None)                        796,325
----------------------------------------------------------------------------------------------------------------------
   16                                    (Liabilties)                 169,930                        966,255
----------------------------------------------------------------------------------------------------------------------
   17                                    (Liabilties)                   1.0                            5.6
----------------------------------------------------------------------------------------------------------------------
   18                                    (Liabilties)                 169,930                        966,255
----------------------------------------------------------------------------------------------------------------------
   19                                    (Liabilties)                   1.0                            5.6
----------------------------------------------------------------------------------------------------------------------
   20                                    (Liabilties)                   46.7                           46.8
----------------------------------------------------------------------------------------------------------------------
   21                                    (Liabilties)                1,665,466                       869,141
----------------------------------------------------------------------------------------------------------------------
   22                                    (Liabilties)                1,665,466                       869,141
----------------------------------------------------------------------------------------------------------------------
   23                                    (Liabilties)                   9.7                            5.0
----------------------------------------------------------------------------------------------------------------------
   24                                    (Liabilties)                17,072,453                     16,276,128
----------------------------------------------------------------------------------------------------------------------
   25                                    (Liabilties)                   99.0                           94.4
----------------------------------------------------------------------------------------------------------------------
   26       (2) Semi-Annual             Special losses                 50,976                        847,301
            Statements of
            Operations
----------------------------------------------------------------------------------------------------------------------
   27                                   Special losses                  5.7                            94.3
----------------------------------------------------------------------------------------------------------------------
   28                                Income (loss) before               None                          (loss)
                                         income taxes
----------------------------------------------------------------------------------------------------------------------
   29                                Income (loss) before             328,141                       (468,183)
                                         income taxes
----------------------------------------------------------------------------------------------------------------------
   30                                Income (loss) before               36.5                          (52.1)
                                         income taxes
----------------------------------------------------------------------------------------------------------------------
                                      Corporate,
   31                                 inhabitants and                   0.0                            0.1
                                       enterprise taxes.
----------------------------------------------------------------------------------------------------------------------
   32                                     Net income                   (None)                         (loss)
                                          (Net loss)
----------------------------------------------------------------------------------------------------------------------

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
   33                                     Net income                  327,536                       (468,788)
                                          (Net loss)
----------------------------------------------------------------------------------------------------------------------
   34                                     Net income                    36.5                          (52.2)
                                          (Net loss)
----------------------------------------------------------------------------------------------------------------------
   35                                  Reatined earnings             1,665,466                       869,141
----------------------------------------------------------------------------------------------------------------------
   36       (3) Semi-Annual             Cash flows from                (None)                         (loss)
            Statements of Cash       operating activities
            flows
----------------------------------------------------------------------------------------------------------------------
   37                                   Cash flows from               328,141                       (468,183)
                                     operating activities
----------------------------------------------------------------------------------------------------------------------
   38                                   Cash flows from                (None)                 increase in allowance
                                     operating activities                                         for settlement
----------------------------------------------------------------------------------------------------------------------
   39                                   Cash flows from                (None)                        796,325
                                     operating activities
----------------------------------------------------------------------------------------------------------------------
   40       Significant                    3.Basis for                 (None)                (3) Allowance for
            accounting policies            calculation of                                    settlement
                                             allowances                                      The company has
                                                                                             recorded the amount it
                                                                                             expects to pay for
                                                                                             settlement of the class
                                                                                             action suit related to
                                                                                             the Company's US public
                                                                                             listing on US Nasdaq.
                                                                                             (additional information)
                                                                                             The plaintiffs in the
                                                                                             above action had sought
                                                                                             damages, costs and
                                                                                             expenses of an
                                                                                             unspecified amount. The
                                                                                             settlement agreement
                                                                                             with the Plaintiffs on
                                                                                             June 6, 2003 permits
                                                                                             the Company to
                                                                                             reasonably estimate the
                                                                                             cost to settle and
                                                                                             bring to an end the
                                                                                             litigation, and
                                                                                             accordingly recorded a
                                                                                             settlement allowance
                                                                                             amount pursuant to the
                                                                                             content of the
                                                                                             settlement agreement
                                                                                             for the current interim
                                                                                             financial accounting
                                                                                             period.
----------------------------------------------------------------------------------------------------------------------

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
   41                                 (For statements of               (None)                Provision for settlement
                                          operation)
----------------------------------------------------------------------------------------------------------------------
   42                                 (For statements of               (None)                  796,325thousand yen
                                          operation)
----------------------------------------------------------------------------------------------------------------------
   43                                  (Income per share            1,662,685.34                   1,585,131.29
                                         information)
----------------------------------------------------------------------------------------------------------------------
   44                                  (Income per share               (None)                 (Parenthesis indicates
                                         information)                                          net loss per share)
----------------------------------------------------------------------------------------------------------------------
   45                                  (Income per share             31,922.26                     (45,688. 86)
                                         information)
----------------------------------------------------------------------------------------------------------------------
   46                                  (Income per share             31,915.51                        Delete
                                         information)
----------------------------------------------------------------------------------------------------------------------
                                                                                             Diluted is not stated
   47                                  (Income per share               (None)                in current period due
                                         information)                                        to net loss
----------------------------------------------------------------------------------------------------------------------
   48                                          1                       (None)                FY2003 Semi-Annual
                                                                                             Financial Results
                                                                                             (Non-consolidated)
                                                                                             [revised], issued as of
                                                                                             June 13, 2003, revises
----------------------------------------------------------------------------------------------------------------------

  Page             Title                                          Before revision                 After revision
----------------------------------------------------------------------------------------------------------------------
                                                                                             FY2003 Semi-Annual
                                                                                             Financial Results
                                                                                             (Non-consolidated)
                                                                                             issued on May 20, 2003
                                                                                             pursuant to the U.S.
                                                                                             class action settlement
                                                                                             agreed to on June 6,
                                                                                             2003. Revisions have
                                                                                             been underlined. Please
                                                                                             be aware that FY2003
                                                                                             Semi-Annual Financial
                                                                                             Results
                                                                                             (Non-consolidated)
                                                                                             [revised] revise FY2003
                                                                                             Semi-Annual Financial
                                                                                             Results
                                                                                             (Non-consolidated) on
                                                                                             May 20, 2003, but may
                                                                                             exclude other details
                                                                                             regarding the
                                                                                             settlement.
----------------------------------------------------------------------------------------------------------------------

EXHIBIT 2

                              [English Translation]

[Note: This English translation of the "FY2003 Semi-Annual Financial Result" (the original document is written in the Japanese language) is provided for the convenience of English readers. This English translation may differ from the original Japanese document.]

        FY2003 Semi-Annual Financial Result [Revised] (Non-consolidated)

                                                                                                      June 13, 2003

Company Name: Crayfish Co., Ltd.                             Stock Exchange Listings: Tokyo Stock Exchange (Mothers)
Code Number: 4747 (URL) http://www.crayfish.co.jp)           Location of head office: Tokyo
Representative: Kazuhiko Muraki, Representative Director and President
Contact Person: Fumio Komatsubara, Director and Chief Financial Officer        TEL: 81-3-5954-7555
Meeting of Board of Directors for Approval of FY2003 semi-annual financial results: May 20, 2003
Adoption of Interim Dividends Policy: Yes
Date of Interim Dividends to be paid: N/A
Adoption of Unit Shares Policy: No
Name of Parent Company: Hikari Tsushin, Inc. (Code Number: F9435)   Percentage of shares held by parent company: 67.3%
Application of U.S. GAAP:  No



1. Results of FY2003 semi-annual period (October 1, 2002 through March 31, 2003)

(1) Operating Results                                                          (Amounts less than one million yen are omitted.)


                                   Net Sales                     Operating Income                   Ordinary Income
                            ---------------------------     --------------------------         ----------------------------
                            (millions of yen)       %       (millions of yen)     %             (millions of yen)        %
FY 2003 1st half                 898             -49.1           363            -62.6              354                -62.8
FY 2002 1st half               1,763             -50.9           973             --                952                  --
                               -----             -----         -----            -----            -----                -----
FY 2002                        2,939                           1,505                             1,445
                               -----                           -----                             -----

                                                                  Net Income (loss)            Net Income
                               Net Income (loss)                  Per Share--Basic         Per Share - Diluted
                             ----------------------              ------------------       ---------------------
                             (millions of yen)   %                      (yen)                       (yen)
FY 2003 1st half                 (468)           --                  (45,688.86)                      --
                                -----           ----                 ----------                    ---------
FY 2002 1st half                  846            --                   82,583.97                    82,578.20
                                -----           ----                 ----------                    ---------
FY 2002                         1,337                                130,478.79                       --
                                -----                                ----------                    ---------

(Note) (1)  Average number of shares issued and outstanding in each period:
            FY 2003 1st half  10,260 shares   FY 2002 1st half  10,252 shares
            FY 2002  10,254 shares

       (2)  Change in accounting policy:  None

       (3) Regarding net sales, operating income, ordinary income and net income, percent indications show percentage of changes from previous semi-annual period.

(2) Dividends

                                              Interim Dividends          Annual Dividends
                                                  Per Share                  Per Share
                                             --------------------        -----------------
                                                    (yen)                      (yen)
FY 2003 1st half                                       0                        --
FY 2002 1st half                                       0                        --
                                                     ----                      ----
FY 2002                                               --                        0
                                                     ----                      ----



(3) Financial position                                                (Amounts less than one million yen are omitted.)

                                                                           Shareholders' Equity     Shareholders' Equity
                             Total Assets         Shareholders' Equity            Ratio                  Per Share
                           -----------------      --------------------     --------------------     ---------------------
                           (millions of yen)       (millions of yen)                  %                    (yen)
FY 2003 1st half                  17,242                 16,276                     94.4               1,585,131.29
                                                         ------                     ----               ------------
FY 2002 1st half                  16,421                 16,249                     99.0               1,584,224.20
                                  ------                 ------                     ----               ------------
FY2002                            16,934                 16,740                     98.9               1,632,623.01
                                  ------                 ------                     ----               ------------


(Note 1)  Number of shares issued and outstanding at the end of each period:
          FY2003 1st half 10,268 shares   FY2002 1st half  10,257 shares
          FY2002 10,258 shares

(Note 2)   Number of treasury stock at the end of each period:
           FY2003 1st half 0 share   FY2002 1st half 0 share    FY2002 0 share



(4) Cash Flows                                                             (Amounts less than one million yen are omitted.)

                                                                                                       Cash and Cash
                                                                                                     Equivalents at the
                         Operating Cash Flows     Investing Cash Flows     Financing Cash Flows        end of period
                         --------------------     --------------------     --------------------    ----------------------
                           (millions of yen)       (millions of yen)        (millions of yen)        (millions of yen)
FY 2003 1st half                    317                  97                           4                   16,830
FY 2002 1st half                  1,256                 127                           2                   15,815
                                  -----                 ---                         ---                   ------
FY 2002                           1,839                 140                           2                   16,412
                                  -----                 ---                         ---                   ------

2.  Earning projections (Oct.1, 2002 through Sep. 30, 2003)
    The Company does not disclose financial forecast due to the reason stated page 4 of Exhibit 2.

1. STATE OF BUSINESS GROUP

     [In the Japanese original, this section is not revised. Please see FY2003 semi-annual financial results (non-consolidated) filed as 6-K previously.]

2. MANAGEMENT POLICY

     [In the Japanese original, this section is not revised. Please see FY2003 semi-annual financial results (non-consolidated) filed as 6-K previously.]

3. BUSINESS OVERVIEW

(1) Overview of business result (Oct. 1, 2002 to Mar. 31, 2003)

     While the Japanese government has continued to implement various economic recovery plans, Japan's economic performance in 1st half of FY2003 has been lackluster, job markets have contracted, and stock prices and nominal gross domestic product have fallen.

     While Crayfish and other internet hosting companies have benefited from the proliferation of high speed data delivery networks in Japan, such as ADSL and Optical Fiber, competition in the hosting industry has remained fierce.

     The Company has aimed to increase profits by implementing cost controls, stabilizing revenue from DESKWING and strengthening its new businesses. For instance, the Company began to offer a new DESKWING service plan and a new DESKWING discount plan on November 1, 2002 to maintain a competitive edge in Japan's hosting industry. The new DESKWING plans provide several pricing and service options. The cumulative number of subscribers to the new discount plan was 3,399 at end March 2003, representing 35.6% of the 9,545 total DESKWING subscribers at end March 2003. In addition, the number of DESKWING subscriber cancellations in end March and April 2003 were 3.8% and 3.6%, respectively. The Company intends to stabilize revenue from DESKWING by enhancing customer satisfactions and moderating DESKWING cancellations continually.

     The Company officially began designing and selling software in February 2003. The Company aimed to achieve JPY50 million from this business for FY2003. However, during 2Q/FY03, the Company has achieved revenue JPY77 million of which JPY 10 million was earned from test-marketing during January 2003. The Company attempts to market software effectively by receiving sales support from Hikari Tsushin, Inc.'s affiliates, which have large distribution channels to small and medium sized enterprises.

     Although DESKWING cancellations moderated in the 1st half of FY2003 ("current period"), revenue in the current period declined to JPY898 million yen, down 49.1% from JPY1,763 million in 1st half of FY2002 ("past period") due to a decline in the number of subscribers. Cost of sales was JPY299 million in current period, down 11.3% from JPY337 in past period. However, cost to sales ratio in current period was 33.4%, comparing 19.2% in past period. The ratio was increased due to including outsourcing fees into cost of sales in connection with outsourcing DESKWING operations. Due to the aforementioned factors, gross profit was JPY598 million, down 58.0% from JPY1,425 million.

     Sales, general and administrative ("SG&A") expenses was JPY234 million in current period, down 48.1% from JPY452 million in past period. The decrease in SG&A reflected reduction in personnel expenses in connection with outsourcing, in research and development expense, and in depreciation in connection with sale of assets. Revenue from software sales and reduction in SG&A expenses were not large enough to stop and offset a decline in revenue and operating income in current period was JPY363 million, down 62.6% from JPY973 million in past period.

     Ordinary income was JPY354 in current period, down 62.8% from JPY982 million in past period. Due to the fact that the Company is recognizing provision for settlement accounted for as a special losses, net loss in current period was JPY468 million.


(2) Financial condition of FY2003 1st half (Oct. 1, 2002 through Mar. 31, 2003)

     Net cash provided by operating activity was JPY317 million due to increase in allowance for the settlement. Net cash provided by investing activities was JPY97 million due to proceeds from the sales of property and equipment. Net cash provided by financing activities was JPY4 million due to the exercise of stock options. As a results, net increase in cash and cash equivalents at the end of current period was JPY16,830 million, increasing by JPY418 million from the beginning of the current period.

[Trends of financial index]

                                           FY2002 1st half      FY2003 1st half      FY2002
                                           ---------------      ---------------      ------
Equity ratio                                    99.0%                94.4%            98.9%
Equity ratio based on market value              35.0%                35.8%            48.5%
Number of years for debt redemption               -                    -                -
Interest coverage ratio                           -                    -                -

Equity ratio: Shareholder's equity/Total assets

Equity ratio based on market value: Total value of shares based on market value/Total assets
Number of years for debt redemption: Interest-bearing debt/Net cash flows provided by operating activities.

Interest coverage ratio: Net cash flows provided by operating activities/ Interest payment

     1. Each index is based on non-consolidated financial data.

     2. The total value of shares based on market value is calculated by price of share at end of period multiplying number of share at end of period.

     3. Number of yeas for debt redemption and Interest coverage ration are not stated because the Company does not have any Interest-bearing debt and Interest payment.

(3)  Business outlook for FY2003 (Oct. 1, 2002 through Sep. 30, 2003)

     As stated above, the cancellation of DESKWING subscribers was moderate in February and March 2003, and the Company achieved the goal of revenue from sales of software. Internet space advertising was started in early April 2003 as a new business. The Company aims to boost its profitability by maintaining cost control, stabilizing revenue from the DESKWING business, and strengthening its new businesses, thereby maintaining positive net income.

     The Company is listed on the Tokyo Stock Exchange Mothers in Japan as well as on the NASDAQ in the United States, and is therefore subject to U.S. federal securities law, which does not require the disclosure of earnings projections. Accordingly, the Company did not disclose earning projections for FY 2003 (Oct.
1. 2002 through Sep. 30, 2003) for the following reason. On September 8, 2000, the first of eleven related lawsuits was filed against us in the United States District Court for the Southern District of New York. The lawsuits include allegations that, in our March 8, 2000 public offering of American Depositary Shares, we failed to disclose material facts about the decline in business of our principal shareholder and former business partner, Hikari Tsushin.

     Under the circumstances, the Company was concerned about the possible adverse affects of earnings projections on the ongoing class action lawsuit, and determined not to release its earnings during the U.S. class action lawsuit. On June 6, 2003, the defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000. The Company expects to be able to disclose earning projections in the near future.

4. SPECIAL DESCRIPTION CONCERNING THE BUSINESS OUTLINE, ETC.

     [In the Japanese original, this section reported risk factors that have previously been reported by the Company in its most recent 20-F filing. The Risk Factors section of that most recent 20-F filing are herein incorporated by reference except for the last sentence in the last paragraph in LITIGATION. The last sentence "Although we intend to vigorously defend against any class actions that are properly brought against us, conclusion of the litigation in a manner adverse to us could have a material adverse effect on our business and financial condition" should be replaced with "On June 6, 2003, the defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, have reached a settlement agreement with the plaintiffs to settle all pending class actions for US$9,000,000. The settlement agreement is subject to approval of the court."]

2. Semi-Annual Financial Statements

   (1) Semi-Annual Balance Sheets


                                                                                                       (Thousands of yen)

                               Periods     As of March 31, 2002        As of March 31, 2003      As of September 30, 2002
                               -------     --------------------        --------------------      ------------------------
  Accounts                                 Amounts        Ratio        Amounts        Ratio        Amounts        Ratio
  --------                                 -------        -----        -------        -----        -------        -----
                                                            %                           %                           %

         (Assets)
I        Current assets
      1. Cash on hand and
         in Banks               N2         15,829,564                  16,830,174                 16,411,288
      2. Accounts
         receivable-trade                      36,543                     109,047                     22,898
      3. Securities                           200,784                     200,791                    200,787
      4. Inventories                               41                          29                         43
      5. Accounts
         receivable-others                     16,744                      40,606                     62,081
      6. Short-term loans                         563                           -                          -
      7. Prepaid expense                       27,171                       5,761                     12,956
      8. Other currents assets  N3             22,790                       3,711                      9,252
      9. Allowance for
         doubtful accounts                     (2,276)                    (10,600)                   (10,028)
                                           ----------                  ----------                  ---------

         Total current assets              16,131,927     98.2         17,179,522     99.6        16,709,279      98.7
II       Fixed assets
      1. Fixed assets           N1
         (1) Leasehold
             improvements                       6,120                       3,781                      5,670
         (2) Equipment                        231,515                      44,978                    171,149
                                           ----------                  ----------                  ---------
          Total property
            and equipment                     237,635      1.5             48,760      0.3           176,819       1.0
      2. Intangible fixed
         assets                                21,350      0.1             11,810      0.1            18,894       0.1
      3. Investments and
         others
         (1) Investment
             securities                             1                           1                          1
         (2) Guaranty deposits
             and other                        284,598                     262,939                    290,225
         (3) Allowance for
             doubtful accounts               (254,000)                   (260,650)                  (260,844)
                                           ----------                  ----------                  ---------
         Total investments and
           others                              30,600      0.2              2,290      0.0            29,382       0.2
                                           ----------                  ----------                  ---------
         Total fixed assets                   289,585      1.8             62,861      0.4           225,096       1.3
                                           ----------                  ----------                  ---------
         Total assets                      16,421,513    100.0         17,242,383    100.0        16,934,376     100.0
                                          ===========                 ===========                 ==========



                                                                                                        (Thousands of yen)


                                Periods     As of March 31, 2002        As of March 31, 2003      As of September 30, 2002
                                -------     --------------------        --------------------      ------------------------
 Accounts                                   Amounts        Ratio        Amounts        Ratio        Amounts       Ratio
 --------                                   -------        -----        -------        -----        -------       -----
                                                             %                           %                          %
              (Liabilities)
I     Current liabilities
      1. Accounts payable-trade  N2            10,897                     104,726                     48,925
      2. Accounts payable-other                60,165                      28,347                     34,345
      3. Income taxes payable                   1,900                         591                      3,653
      4. Allowance for
         accured bonus                          9,275                       4,044                      7,014
      5. Allowance for
         settlement                                 -                     796,325                          -
      6. Others                  N3            89,887                      32,220                     99,522
                                           ----------                     -------                  ---------
      Total current liabilities               172,125      1.0            966,255      5.6           193,460       1.1
                                           ----------                   ---------                 ----------
      Total liabilities                       172,125      1.0            966,255      5.6           193,460       1.1
                                           ==========                     =======                  =========

         (Shareholders' Equity)
I     Common stock                          8,060,075     49.1                  -        -         8,060,325      47.6
II    Additional
        paid-in capital          N4         7,342,661     44.7                  -        -         7,342,661      43.4
III   Other surplus
      Retained earning                        846,650                           -                  1,337,929
                                           ----------                   ---------                 ----------
      Total other surplus                     846,650      5.2                  -        -         1,337,929       7.9
                                           ----------                   ---------                 ----------
      Total Shareholders'
        equity                             16,249,387     99.0                  -        -        16,740,916      98.9
                                           ----------                   ---------                 ----------

I     Common stock                                                      8,062,325     46.8
II    Capital surplus
      Additional paid-in
      capital                                                           7,344,661
                                                                       ----------
      Total Capital surplus                                             7,344,661     42.6
III   Earning surplus
      Retained earning                                                    869,141
                                                                       ----------
      Total earning surplus                                               869,141      5.0
                                                                       ----------

      Total shareholders'
        equity                                                         16,276,128     94.4
                                           ----------                  ----------                 ----------
      Total liabilities and
       shareholders' equity                16,421,513     100.0        17,242,383    100.0        16,934,376     100.0
                                           ==========                  ==========                 ==========


(2) Semi-Annual Statements of Operations
                                                              (Thousands of yen)

Periods

                                              FY2002 1st half           FY2003 1st half               FY2002
                                             From Oct 1, 2001          From Oct 1, 2002           From Oct 1, 2001
Accounts                                      To Mar 31, 2002           To Mar 31, 2003             To Sep 31, 2002
--------------------------------------- -------------------------- -------------------------- -------------------------
                                            Amounts        Ratio       Amounts        Ratio       Amounts       Ratio
--------------------------------------- ----------------- -------- ---------------- --------- ---------------- --------
                                                               %                         %                        %
I        Net Sales                              1,763,527    100.0          898,016     100.0       2,939,808     100.0
II       Cost of Sales               N1           337,796     19.2          299,702      33.4         630,264      21.4
                                        -----------------          ----------------           ----------------
         Gross profit                           1,425,730     80.8          598,314      66.6       2,309,544      78.6
III      Selling, general and
         administrative expense      N1           452,200     25.6          234,597      26.1         803,594      27.4
                                        -----------------          ----------------           ----------------
         Operating income                         973,530     55.2          363,716      40.5       1,505,949      51.2
IV       Non-operating income        N2             2,144      0.1            7,754       0.9           3,088       0.1
V        Non-operating expense       N3            22,727      1.3           16,687       1.9          63,192       2.1
                                        -----------------          ----------------           ----------------
         Ordinary income                          952,947     54.0          354,783      39.5       1,445,845      49.2
VI       Special gains               N4            85,120      4.8           24,334       2.7          85,607       2.9
VII      Special losses              N5           189,517     10.7          847,301      94.3         189,724       6.5
                                        -----------------          ----------------           ----------------
         Income (loss) before
         income taxes                             848,550     48.1        (468,183)    (52.1)       1,341,729      45.6
         Corporate, inhabitants
         and enterprise taxes.                      1,900      0.1              605       0.1           3,800       0.1
                                        -----------------          ----------------           ----------------
         Net income (loss)                        846,650     48.0        (468,788)    (52.2)       1,337,929      45.5
         Retained earnings at
         beginning of the period                       --                 1,337,929                         --
                                        -----------------          ----------------           ----------------
         Reatined earnings                        846,650                   869,141                  1,337,929
                                        =================          ================           ================

(3) Semi-Annual Statements of Cash flows
                                                              (Thousands of yen)

                                                     FY2002 1st half          FY2003 1st half             FY2002
               Accounts                             From Oct 1, 2001          From Oct 1, 2002        From Oct 1, 2001
                                                     To Mar 31, 2002          To Mar 31, 2003          To Sep 31, 2002
----------------------------------------------- ------------------------ ------------------------- -----------------------
                                                        Amounts                  Amounts                  Amounts
----------------------------------------------- ------------------------ ------------------------- -----------------------
I  Cash flows from operating activities
      1.  Income (loss) before income taxes                     848,550                 (468,183)               1,341,729
      2.  Depreciation and amortization                          60,404                    18,078                 120,025
      3.  Amortization for security deposit                         158                       997                     476
      4.  Increase (decrease) in allowance
          for doubtful accounts                                 (4,584)                       378                  10,012
      5.  Increase (decrease) in allowance
          for bonus                                               9,275                   (2,970)                   7,014
      6.  Increase in allowance for settlement                       --                   796,325                      --
      7.  Interests and dividends                               (1,680)                     (243)                 (2,688)
      8.  Gain on sales of investment
          securities                                            (9,975)                        --                 (9,975)
      9.  Gain on retirement of investment
          securities                                           (74,676)                        --                (74,676)
     10.  Gain on sales of property and
          equipment                                               (469)                  (12,396)                   (956)
     11.  Loss on sales of property and
          equipment                                                  --                        --                   2,366
     12.  Loss on disposals of property and
          equipment                                              76,251                    42,253                 112,358
     13.  Loss on retirement of investment
          securities                                             42,656                        --                  42,656
     14.  Decrease (increase) in accounts
          receivable-trade                                        1,031                  (86,149)                  14,676
     15.  Decrease in other assets                              368,645                    52,136                 313,435
     16.  Decrease in accounts payable                          (5,480)                    55,800                  32,547
     17.  Decrease in other liabilities                        (54,742)                  (75,215)                (71,005)
                                                ------------------------ ------------------------- -----------------------
            Subtotal                                          1,255,366                   320,811               1,837,997
     18.  Interests and dividends received                        1,362                       262                   2,446
     19.  Income taxes paid                                       (550)                   (3,270)                   (530)
                                                ------------------------ ------------------------- -----------------------
          Net cash provided by operating
          activities                                          1,256,178                   317,802               1,839,912

II Cash flows from investing activities

      1.  Refunding of time deposit                             200,000                   200,000                 215,000
      2.  Deposit in time deposit                             (215,000)                 (200,000)               (215,000)
      3.  Purchase of securities                                    (1)                        --                     (1)
      4.  Proceeds from sales of securities                     203,245                        --                 203,245
      5.  Purchase of property and equipment                   (31,384)                     (400)                (36,681)
      6.  Proceeds from sales of property and
          equipment                                                 470                    93,135                   2,609
      7.  Payment for other investments                        (29,357)                     4,351                (28,457)
                                                ------------------------ ------------------------- -----------------------
          Net cash provided by investing
          activities                                            127,971                    97,087                 140,714

III Cash flows from financing activities
      1.  Proceeds from issuance of new shares                    2,000                     4,000                   2,250
                                                ------------------------ ------------------------- -----------------------
          Net cash provided by financing
          activities                                              2,000                     4,000                   2,250
                                                ------------------------ ------------------------- -----------------------
    Net increase in cash and cash equivalents                 1,386,149                   418,889               1,982,877
    Cash and cash equivalents at the
      beginning of the period                                14,429,198                16,412,076              14,429,198
                                                ------------------------ ------------------------- -----------------------

    Cash and cash equivalents at the end of
      the period                                             15,815,348                16,830,966              16,412,076
                                                ======================== ========================= =======================

Significant accounting policies

-----------------------------------------------------------------------------------------------------------------------
                                                                       Periods
-----------------------------------------------------------------------------------------------------------------------
                                      FY2002 1st half              FY2003 1st half                   FY2002
                                     From Oct 1, 2001             From Oct 1, 2002              From Oct 1, 2001
Item                                  To Mar 31, 2002              To Mar 31, 2003               To Mar 31, 2002
-----------------------------------------------------------------------------------------------------------------------
1. Basis and methods of            (1) Other securities            (1) Other securities       (1) Other securities
   valuation of assets                 No market quotation             No market quotation        No market quotation
                                       Cost method based               Same as left               Same as left
                                       on average method

                                   (2) Inventory                   (2) Inventory              (2) Inventory
                                       Work in process                 Work in process            Work in process
                                       Cost method                     Same as left               Cost method
                                       based on specific                                          based on specific
                                       indentification                                            indentification
                                       method                                                     method
                                       Supplies                                                   Supplies
                                       Last purchase method                                       Last purchase method
-----------------------------------------------------------------------------------------------------------------------
2. Depreciation and                (1) Property and                (1) Property and           (1) Property and quipment:
   amortization of fixed               equipment:                      equipment:                 Same as left
   assets                              Declining balance               Same as left
                                       method
                                       The estimated useful
                                       life and residual
                                       value are based upon the
                                       same criteria stipulated
                                       in the corporate income
                                       tax law.

                                   (2) Intangible fixed assets:    (2) Intangible fixed       (2) Intangible fixed
                                       Software used for the           assets:                    assets:
                                       Company's operation is          Same as left               Same as left
                                       amortized by the
                                       straight-line method over
                                       the estimated useful life
                                       of 5 years.

-----------------------------------------------------------------------------------------------------------------------
3. Basis for calculation of        (1) Allowance for               (1) Allowance for          (1) Allowance for
   allowances                          doubtful accounts:              doubtful                   doubtful
                                       Allowance for                   accounts:                  accounts:
                                       doubtful accounts is            Same as left               Same as left
                                       provided based on past
                                       experience for normal
                                       receivables and on an
                                       estimate of the
                                       collectibility of
                                       receivables and on an
                                       estimate of the
                                       collectibility of
                                       receivables from companies
                                       in financial difficulty

                                   (2) Allowance for bonus         (2) Allowance for          (2) Allowance for bonus
                                       Accrued bonus is                bonus                      Accrued bonus is
                                       provided for the                Accrued bonus is           provided for the
                                       payment of employees'           provided for the           payment of
                                       bonus based on                  payment of                 employees'bonus based
                                       estimated amounts of            employees' bonus           on estimated amouns of
                                       future payments                 based on estimated         future payments
                                       attributed to the               amouns of future           attributed to the
                                       current period.                 payments attributed        current period.
                                       (Additional                     to the current
                                       information)                    period.
                                       Due to the amendment of
                                       the regulation of
                                       employee compensations,
                                       it was unable to
                                       determine the amount of
                                       unpaid bonus at the
                                       end of this period. As a
                                       result, amount of unpaid
                                       bonus for the current
                                       period is recorded.

                                                                   (3) Allowance for
                                                                       settlement
                                                                       The company has
                                                                       recorded the amount
                                                                       it expects to pay
                                                                       for settlement of the
                                                                       class action suit
                                                                       related  to the
                                                                       Company's US public
                                                                       listing on US Nasdaq.
                                                                       (additional information)
                                                                       The plaintiffs in the
                                                                       above action had
                                                                       sought damages, costs
                                                                       and expenses of an
                                                                       unspecified amount.
                                                                       The settlement
                                                                       agreement with the
                                                                       Plaintiffs on June 6,
                                                                       2003 permits the
                                                                       Company to reasonably
                                                                       estimate the cost to
                                                                       settle and bring to
                                                                       an end the litigation,
                                                                       and accordingly recorded
                                                                       a settlement allowance
                                                                       amount pursuant to the
                                                                       content of the
                                                                       settlement agreement for
                                                                       the current interim
                                                                       financial accounting
                                                                       period.
-----------------------------------------------------------------------------------------------------------------------
4. Lease                                Noncancelable lease
                                        transactions are               Same as left               Same as left
                                        primarily accounted for as
                                        operating leases except that
                                        lease agreements which
                                        stipulate the transfer of
                                        ownership of the leased
                                        assets to the lessee are
                                        accounted for as finance
                                        leases.
-----------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------
                                                                       Periods
-----------------------------------------------------------------------------------------------------------------------
                                      FY2002 1st half              FY2003 1st half                   FY2002
                                     From Oct 1, 2001             From Oct 1, 2002              From Oct 1, 2001
Item                                  To Mar 31, 2002              To Mar 31, 2003               To Mar 31, 2002
-----------------------------------------------------------------------------------------------------------------------
5. Assets in quarterly                  Assets (cash and cash
   statements of cash                   equivalent) in the             Same as left               Same as left
   flow                                 statement of cash flows
                                        are based on cash on hand,
                                        bank deposit withdrawn at
                                        any time, and short-term
                                        investment which low risk,
                                        and with maturity within
                                        three months after
                                        acquisition of the
                                        securities.
-----------------------------------------------------------------------------------------------------------------------
6. Others                               Accounting for comsumption (1) Accounting for              Accounting for
                                        taxes. Consumption taxes       comsumption taxes           comsumption taxes
                                        are excluded from              Same as left                Same as left
                                        transaction amounts.

                                                                   (2) Accounting for
                                                                       Treasury Stock and
                                                                       reversal of Additional
                                                                       Paid-in Capital and
                                                                       Legal Reserve, etc.
                                                                       Since the current
                                                                       interim period, the
                                                                       Company has adopted
                                                                       "Accounting Standard
                                                                       for Treasury Stock
                                                                       and Reversal of
                                                                       Additionsl Paid-in
                                                                       Capital and Legal
                                                                       Reserve, etc"
                                                                       (Statement of
                                                                       Accounting Board
                                                                       of Japan No. 1 issued
                                                                       on Feb. 21, 2002).
                                                                       There is no effect
                                                                       on gain and loss due to
                                                                       this adoption. The
                                                                       capital section of
                                                                       semi-annaul balance
                                                                       sheets, based on the
                                                                       revision of the interim
                                                                       balance sheet rules.

                                                                   (3) Accounting Standard for
                                                                       Net Income per Share.
                                                                       Since the current
                                                                       interim period, the
                                                                       Company has adopted
                                                                       "Accounting Standard
                                                                       for Net Income per
                                                                       Share" Statement
                                                                       of Accounting
                                                                       Standard Board of Japan
                                                                       No.2, issued on
                                                                       Sept.25, 2002) and
                                                                       "The Guidance for
                                                                       Implementation of the
                                                                       Accounting Standard
                                                                       for Net Income per
                                                                       Share" (The guidance
                                                                       for implementation
                                                                       of statement of
                                                                       Accounting Standard
                                                                       Board of Japan No.4,
                                                                       issued on Sept. 25,
                                                                       2002). There is no
                                                                       effect on per share
                                                                       information of FY2002
                                                                       1st half and FY2002 by
                                                                       the adoption of both
                                                                       rules.
-----------------------------------------------------------------------------------------------------------------------




Notes to financial statements

(For balance sheets)                                                                                              (Thousands of yen)

                FY2002 1st half                                FY2003 1st half                                 FY2002
              As of March 31, 2002                           As of March 31, 2003                     As of September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
N1 Cumulative depreciation of property                N1 Cumulative depreciation of                 N1 Cumulative depreciation of
    and equipment                                         propert and equipment                         property and equipment
               JPY180,012                                                  JPY94,96                                    JPY227,058
------------------------------------------------------------------------------------------------------------------------------------
N2 Mortgaged assets
A. Mortgaged assets
    Cash and deposits        JPY 15,000                             --                                          --

B. Details of the debt
    JPY 15,000 has been mortgaged to secure
    foreign currency contracts, but as
    of March 31, 2003, the balance of
    foreign currency contracts was zero.
------------------------------------------------------------------------------------------------------------------------------------
N3 Treatment of Consumption Tax                       N3 Treatment of Consumption Tax
    After having been setoff, pre-paid                        Same as left                                      --
    consumption tax and pre-recived
    consumption tax are indicated in
    "Other Current Liabilities"
------------------------------------------------------------------------------------------------------------------------------------

(For balance sheets)                                                                                              (Thousands of yen)

                FY2002 1st half                                FY2003 1st half                                 FY2002
              As of March 31, 2002                           As of March 31, 2003                     As of September 30, 2002
------------------------------------------------------------------------------------------------------------------------------------
N4  The entire elimination of accumulated                                                      N4  The entire elimination of
    deficit using paid-in capital and                               --                             accumulated deficit using paid-in
    legal reserve                                                                                  capital and legal reserve
    The entire deficit recorded in the                                                             The entire deficit recorded in
    statutory book was eliminated against                                                          the statutory book was
    additional paid-in capital and legal                                                           eliminated against additional
    reserve, pursuant to the resolution                                                            paid-in capital and legal
    of the ordinary general meeting of                                                             reserve, pursuant to the
    shareholders held on December 20, 2001                                                         resolution f the ordinary
                                                                                                   general meeting of shareholders
                                                                                                   held on December 20, 2001

    Additional paid-in capital 12,071,575                                                          Additional paid-in capital
    Legal reserve                180                                                               12,071,575
                                                                                                   Legal reserve               180
------------------------------------------------------------------------------------------------------------------------------------


(For statements of operation)                                                                               (Thousands of yen)
-------------------------------------------  ---------------------------------------  ----------------------------------------
FY2002 1st half                              FY2003 1st half                          FY 2002
From Oct. 1, 2001                            From  Oct. 1, 2002                       From Oct. 1, 2001
To   Mar 31, 2002                            To   Mar 31, 2003                        To  Sept. 30, 2002
-------------------------------------------  ---------------------------------------  ----------------------------------------
N1 Depreciation                              N1 Depreciation                          N1 Depreciation
     Property and equipment         47,015        Property and equipment      15,622     Property and                  115,113
     Intangible assets               2,455        Intangible assets            2,455     equipment
                                                                                         Intangible assets               4,911

N2 Major components of                       N2 Major components of                   N2 Major components of
     non-operating profit                         non-operating profit                   non-operating profit
     Interest earned                 1,589        Earning from                 6,613     Interest earned                 2,592
                                                  consulting
-------------------------------------------  ---------------------------------------  ----------------------------------------
N3 Major components of                       N3 Major components of                   N3 Major components
     non-operating expense                        non-operating expense                  of non-operating expense
     Litigation expense              9,599        Litigation  expense         12,371     Litigation expense             23,844
     Depreciation expense           10,933        Depreciation expense         3,890     Depreciation expense           27,109
-------------------------------------------  ---------------------------------------  ----------------------------------------
N4 Major components of special               N4 Major components of                   N4 Major components
     income                                       special income                         of special
     Proceed from sales of           9,975        Proceed from sales          12,396     income
     investment securities                        of fixed assets                     Proceed from sales                 9,975
     Proceed form retirement        74,676        Recovery of bad debts       10,434     of investment
     of securities                                                                       securities
                                                                                         Proceed from                   74,676
                                                                                         retirement of
                                                                                         securities
-------------------------------------------  ---------------------------------------  ----------------------------------------
N5 Major components of special               N5 Major components of                   N5 Mojor components
loss                                           special loss                              of special loss
Termination fee                      69,423                                              Loss on disposal of fixed     112,358
Loss on disposal of building         42,585  Provision for settlement         796,325    assets
Loss on disposal of equipment        31,298  Loss on disposal of fixed assets  42,253    Retirement of securities       42,656
Loss on disposal of securities       42,656  Relocation expense                 6,154    Termination fee                28,632
-------------------------------------------  ---------------------------------------- ----------------------------------------


(For statements of cash flows)                                                                              (Thousands of yen)
------------------------------------------ ---------------------------------------   ------------------------------------------
FY2002 1st half                             FY2003 1st half                          FY 2002
From Oct. 1, 2001                           From Oct. 1, 2002                        From Oct. 1, 2001
To March 31, 2002                           To March 31, 2003                        To Sept. 30, 2002
------------------------------------------ ---------------------------------------   ------------------------------------------
The following is the relation between       The following is the relation between    The following is the relation between
cash and cash equivalents at the end of     cash and cash equivalents at the end     cash and cash equivalents at the end
the 1st half-year and the items listed in   of the 1st half-year and the items       of the year and   the items listed in
balance sheets:                             listed in balance sheets:                balance sheets:

Cash on hand and in bank       15,829,564   Cash on hand and in bank   16,830,174    Cash on hand and in bank       16,411,288
Time deposits                    (215,000)  Time deposits                (200,000)   Time deposits                    (200,000)
with maturity                               with maturity                            with maturity
more than                                   more than                                more than
3 months                                    3 months                                 3 months
Securities                        200,784   Securities                    200,791    Securities                        200,787
------------------------------------------ ---------------------------------------   ------------------------------------------
Cash and cash equivalents      15,815,348   Cash and cash equivalents  16,830,966    Cash and cash equivalents      16,412,076
========================================== =======================================   ==========================================


(For lease transactions)

------------------------------------------ ---------------------------------------   ------------------------------------------
FY2002 1st half                             FY2003 1st half                          FY 2002
From Oct. 1, 2001                           From Oct. 1, 2002                        From Oct. 1, 2001
To March 31, 2002                           To March 31, 2003                        To Sept. 30, 2002
------------------------------------------ ---------------------------------------   ------------------------------------------
There are no significant transactions
to be disclosed                             Same as left                             Same as left
------------------------------------------ ---------------------------------------   ------------------------------------------

(For securities)

Carrying value of major securities whose fair value is not available                          (In thousand yen)

                                   FY 2002 1st half          FY 2003 1st half                 FY 2002
                                  Amount accounted in       Amount accounted in         Amount accounted in
                                     Balance sheet             Balance sheet               Balance sheet
          Categories             (As of March 31, 2002)    (As of March 31, 2003)    (As of September 30, 2002)
-----------------------------    ----------------------    ----------------------    --------------------------
Other securities
   Unlisted securities                         1                         1                           1
   (Not include Securities
   traded in OTC)
   Free Financial Fund                   200,784                   200,791                     200,787

(For derivative transactions)

     End of FY2003 1st half (As of March 31, 2003)

          Derivative transaction, contract, and others, and situation of value and profit or loss from valuation

               Not applicable


(Income per share information)                                                                         (Yen)

                                    FY2002 1st half             FY2003 1st half                 FY 2002

                                   From Oct. 1, 2001           From Oct. 1, 2002           From Oct. 1, 2001
                                   To March 31, 2002           To March 31, 2003           To Sept. 30, 2002
                                   -----------------           -----------------           -----------------
Net assets per share                  1,584,224.20                1,585,131.29                1,632,623.01
                                                                  ------------
Net income per share - basic
(Parenthesis indicates net
loss per share)                          82,583.97                  (45,688.86)                 130,478.79
                                                                  ------------
Net income per share - diluted           82,578.20                          --                          --

                                                         Accounting Standard for Net
                                                         Income per Share.
                                                            Since the current interim
                                                         period, the Company has adopted
                                                         "Accounting Standard for Net
                                                         Income per Share" (Statement of
                                                         Accounting Standard Board of
                                                         Japan No. 2, issued on Sept. 25,
                                                         2002) and "The Guidance for
                                                         Implementation of the Accounting
                                                         Standard for Net Income per
                                                         Share" (The guidance for
                                                         implementation of statement
                                                         of Accounting Standard Board of
                                                         Japan No. 4, issued on Sept. 25,
                                                         2002). There is no effect on per
                                                         share information of FY2002 1st
                                                         half and FY2002 by the adoption
                                                         of both rules.

----------
Note 1. Net income per share - base is calculated based on average number of shares outstanding during fiscal year period

Note 2. Net income per share - diluted is not stated in prior fiscal year because there is no premium on issuing stock subscription rights and diluted is not stated in current period due to net loss.

(Significant subsequent events)

 FY2002 1st half           FY2003 1st half               FY 2002

From Oct. 1, 2001         From Oct. 1, 2002         From Oct. 1, 2001
 To Mar 31, 2002           To Mar 31, 2003          To Sept. 30, 2002
-----------------         -----------------         -----------------
Not applicable            Same as left              Same as left

FY2003 Semi-Annual Financial Results (Non-consolidated) [revised], issued as of June 13, 2003, revises FY2003 Semi-Annual Financial Results (Non-consolidated) issued on May 20, 2003 pursuant to the US class action settlement agreed to on June 6, 2003. Revisions have been underlined. Please be aware that FY2003 Semi-Annual Financial Results (Non-consolidated) [revised] revise FY2003 Semi-Annual Financial Results (Non-consolidated) on May 20, 2003, but may exclude other details regarding the settlement.